Lawrence A. Hilsheimer

Greif, Inc.

May 4, 2016

CORRESPONDENCE

GREIF, INC.

425 Winter Road

Delaware, Ohio 43015

May 4, 2016

Via EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 25049

Re: Greif, Inc.

Form 10-K for Fiscal Year Ended October 31, 2015

Filed December 21, 2015

Form 10-Q for Fiscal Quarter ended January 31, 2016

Filed March 9, 2016

Response Letter Dated March 30, 2016

File No. 1-00566

Ladies and Gentlemen:

This letter is in response to the April 15, 2016 comment letter (the “April 15 comment letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) to Lawrence A. Hilsheimer, Chief Financial Officer of Greif, Inc. (the “Company”), with respect to the Company’s Form 10-K for the fiscal year ended October 31, 2015 (the “2015 Form 10-K”) and the Company’s Form 10-Q for the fiscal quarter ended January 31, 2016 (the “Q1 2016 Form 10-Q”).

Please note that the Staff granted the Company an extension to May 13, 2016, to respond to the April 15 comment letter.

For convenience, each comment contained in the April 15 comment letter is repeated below (in italics) followed by the Company’s response.

Form 10-Q for Fiscal Quarter Ended January 31, 2016

Financial Statements

Note 18- Redeemable Noncontrolling Interests, page 29

1. During the first quarter of 2016, you identified errors related to the accounting for and presentation related to various noncontrolling interests of consolidated entities.

You concluded these errors were not material and presented the error corrections as an out-of-period reclassification in the current condensed consolidated financial statements. Please address the following:

•	Please provide us with a summary of the significant key terms associated with these redeemable noncontrolling interests and how you correspondingly determined the appropriate

Lawrence A. Hilsheimer

Greif, Inc.

May 4, 2016

accounting pursuant to ASC 480. Your analysis should address what consideration you gave to these securities in your presentation of earnings per share amounts. Refer to ASC 480-10-S99-3A;

Background

During the first quarter of 2016, the Company determined that several of its agreements with noncontrolling interest holders (“Agreements”) offered the noncontrolling interest holder(s) the ability to put their equity interest to the Company after a certain number of years and at a formulaic price (typically a trailing EBITDA times a fixed multiple plus/minus adjustments for cash and debt).

These Agreements had been entered into over several years, with the most recent having been entered into in May 2011. The Company determined that proper accounting analysis had been performed on these Agreements at their inception, except that such analysis did not include documented evaluation or conclusions on the accounting for the redemption features. For the purposes of this response, we have presented the impact to the Company’s consolidated financial statements for fiscal years 2011 forward.

In order to assess the issue, the Company reviewed all Agreements with noncontrolling interest holders in order to determine which of the Agreements incorporated such redemption provisions. The financial reporting team identified five Agreements that had redemption features of some kind. We then assessed whether or not the redemption features would require the noncontrolling interest to be classified as a liability pursuant to ASC 480 Distinguishing Liabilities from Equity (“ASC 480”). If not, we further assessed whether the redemption features would require the noncontrolling interest to be presented outside of permanent equity and measured in accordance with ASC 480-10-S99-3A. The following paragraphs summarize our considerations.

ASC 480 Distinguishing Liabilities from Equity

We assessed each of the redemption provisions under ASC 480 Distinguishing Liabilities from Equity. We determined that one of the Agreements has mandatory redemption features whereby the Company is required to repurchase the noncontrolling interest holders’ equity interest at a specified date at a formulaic price. The general provisions of that Agreement require that, within three months of a set date (the date is different for each of the three noncontrolling interest holders), the Company must purchase all of the units then owned by such noncontrolling interest holder at the stated contractual call price calculated as of the relevant date. We concluded that the existence of the mandatory redemption feature caused the instrument to meet the definition of a liability pursuant to ASC 480-10-25-4.

Upon review of the Company’s accounting records, the noncontrolling interest was reflected at its historical cost, with earnings and losses associated with the entity allocated to the noncontrolling interest in accordance with ASC 810. Since the mandatory redemption feature requires the noncontrolling interest to be classified as a liability pursuant to ASC 480, it was inappropriate to account for the interest pursuant to ASC 810. Rather, it should have been recorded as a liability, initially at its fair value in accordance with ASC 480-10-30-1, and subsequently at an amount equal to the greater of book value or redemption value at each reporting period, pursuant to ASC 480-10-35-3. There have been no dividends paid since inception of this Agreement, so there was not an error in accounting for dividends. The income statement and balance sheet reclassifications required to correct this error in each period are summarized below in response to the second bullet point of the Staff’s comment.

Lawrence A. Hilsheimer

Greif, Inc.

May 4, 2016

ASC 480-10-S99-3A

ASC 480-10-S99-3A provides the SEC staff’s views regarding the application of Accounting Series Release No. 268, Presentation in Financial Statements of “Redeemable Preferred Stocks” (“ASR 268”)

While the partners in the Agreement with the mandatory redemption feature also have the ability to put their equity interests to the Company after a certain lock-out period, the accounting literature dictates that the mandatory redemption feature brings this instrument into the scope of ASC 480 and is, therefore, not in the scope of ASR 268.

No other Agreements had mandatory redemption features that would qualify within the scope of ASC 480. However, other redemption features were found in four of the Agreements and were found to be outside of the Company’s sole control and, therefore, were assessed under ASR 268. The instruments in those four Agreements gave the noncontrolling interest holder(s) the option to put their equity to the Company after a lockout period (passage of time only required) at a formulaic price. Upon notice of a put, the Company would be required to purchase the put equity interest at the formulaic price within a specified number days or months. As these redemptions are outside of the sole control of the Company, ASR 268 requires that they be classified in mezzanine or temporary equity as redeemable noncontrolling interest and remeasured at each reporting period.

The guidance also provides options for marking each instrument to its redemption value at the end of each reporting period or accreting up differences in book value to redemption value over the period until the instrument becomes currently redeemable. Since the instruments are not currently redeemable, but are probable of becoming redeemable (since they become redeemable solely based on the passage of time), the Company made a policy election regarding subsequent measurement in accordance with ASC 480-10-S99-3A(15), electing to immediately recognize changes in the redemption value as they occur each period. Changes in redemption value of these instruments should be recorded either as additional income (or loss to up to the amount of previous income recognized for this purpose) attributable to noncontrolling interests or as a reduction of equity through retained earnings or additional paid in capital (or increase to retained earnings or additional paid in capital to the extent it offsets prior reductions). We elected to record the offset of the changes in the redemption value of the redeemable noncontrolling interests to retained earnings. In accordance with ASC 480-10-S99-3A(16c), the adjustments to redemption value are recorded after any allocation of net income or loss of the subsidiary pursuant to ASC 810.

Calculations were performed in order to determine the redemption values each period and assess the impact on prior periods and on the Q1 2016 Form 10-Q. See the Earnings Per Share discussion below and the response to the second bullet point to the Staff’s comments on page 5 for the periodic impact of the financial reporting errors.

Earnings per Share

The impact of the calculations performed on Earnings Per Share (“EPS”) was also considered as part of our analysis. The impact of the classification of the mandatorily redeemable noncontrolling interest is included in the consolidated statements of income correction amounts for each period presented on page 5 used to calculate as-adjusted EPS. Given the de minimis nature of the adjustments, there was no error in EPS as presented for the years analyzed due to the mandatorily redeemable noncontrolling interests. The remainder of this section addresses EPS considerations for the redeemable instruments with non-mandatory redemption features.

Lawrence A. Hilsheimer

Greif, Inc.

May 4, 2016

The guidance in ASC 480-10-S99-3A indicates that changes in redemption value are charged to income attributable to noncontrolling interest or to retained earnings (to the extent they are charges or income that offsets previously recorded losses). If booked through income attributable to noncontrolling interest, it is not necessary to apply the two-class method for calculating EPS. The Company elected to book the charges to retained earnings and, as such, the two-class method is required to be applied. The amount of the reduction of the numerator under the two-class method can be determined in two ways based on interpretations of the guidance.

The SEC staff indicated in footnote 17 of ASC 480-10-S99-3A that in applying the two-class method to common equity that is redeemable at other than fair value, a consolidated entity may use two methods: The registrant may elect to: (a) treat the entire periodic adjustment to the instrument’s carrying amount (from the application of paragraphs 14–16) as being akin to a dividend or (b) treat only the portion of the periodic adjustment to the instrument’s carrying amount (from the application of paragraphs 14–16) that reflects a redemption in excess of fair value as being akin to a dividend. Under either approach, decreases in the instrument’s carrying amount should be reflected in the application of the two-class method only to the extent they represent recoveries of amounts previously reflected in the application of the two-class method.

Said differently, when applying the two-class method at the subsidiary level to determine the effect on income available to common stockholders of the parent, the consolidated entity may consider either (1) all of the excess amount or (2) only the portion of the excess amount that is greater than the excess amount that would have been calculated had the noncontrolling interest been redeemable at fair value as akin to an actual dividend to the noncontrolling interest holder. Further, this approach can be applied when the redemption value changes are included in the attribution of earnings under ASC 810-10-45-20.

The Company has considered any redemption value in excess of fair value as akin to a dividend in its application of the two-class method based on the above. The contractual terms of the redeemable noncontrolling interests are at stated multiples of EBITDA. Based on option (b) above, the Company calculated an estimated fair value of each of the relevant redeemable noncontrolling interests using fair market multiples and considering other market participant assumptions and compared those amounts to the calculated redemption values. In each case, the current redemption value was less than the calculated fair value, and consequently, the Company concluded that there was no impact on EPS based on option (b) above.

The impact of the above-noted conclusions is assessed below in response to the second bullet to this question.

•	Please tell us each of the periods the out-of-period reclassification adjustments relate to, and correspondingly, the correction amount associated with each period; and

Lawrence A. Hilsheimer

Greif, Inc.

May 4, 2016

The following table presents the summary of periods presented with errors and the adjustments that would have been made if those periods had been corrected in order to reflect all balance sheet and income statement differences “as reported” and “as if adjusted” (Dollars in millions):

	As Reported	Opening Balance Adjustnents	Opening Balance As if Adjusted	Current Period Adjustment	As if Adjusted
	October 31, 2011
Consolidated Statements of Income
Net (income) loss attributable to noncontrolling interest	(2.8)	—	(2.8)	0.2	(2.6)
Consolidated Balance Sheet
Other long-term liabilities	211.3	—	211.3	3.2	214.5
Redeemable NCI	—	19.3	19.3	9.4	28.7
Retained Earnings	1,351.6	(15.7)	1,335.9	(8.6)	1,327.3
Noncontrolling Interest	127.3	(3.6)	123.7	(4.0)	119.7

	October 31, 2012
Consolidated Statements of Income
Net (income) loss attributable to noncontrolling interest	(5.5)	—	(5.5)	0.1	(5.4)
Consolidated Balance Sheet
Other long-term liabilities	122.1	3.2	125.3	0.1	125.4
Redeemable NCI	—	28.7	28.7	(4.2)	24.5
Retained Earnings	1,372.2	(24.3)	1,347.9	8.7	1,356.6
Noncontrolling Interest	119.0	(7.6)	111.4	(4.6)	106.8

	October 31, 2013
Consolidated Statements of Income
Net (income) loss attributable to noncontrolling interest	(2.8)	—	(2.8)	0.1	(2.7)
Consolidated Balance Sheet
Other long-term liabilities	99.5	3.3	102.8	—	102.8
Redeemable NCI	—	24.5	24.5	4.4	28.9
Retained Earnings	1,418.8	(15.6)	1,403.2	(1.4)	1,401.8
Noncontrolling Interest	115.3	(12.2)	103.1	(3.0)	100.1

	October 31, 2014
Consolidated Statements of Income
Net (income) loss attributable to noncontrolling interest	46.6	—	46.6	—	46.6
Consolidated Balance Sheet
Other long-term liabilities	64.8	3.3	68.1	6.0	74.1
Redeemable NCI	—	28.9	28.9	3.4	32.3
Retained Earnings	1,411.7	(17.0)	1,394.7	(2.7)	1,392.0
Noncontrolling Interest	81.1	(15.2)	65.9	(6.7)	59.2

	October 31, 2015
Consolidated Statements of Income
Interest Expense	74.8	—	74.8	0.1	74.9
Net (income) loss attributable to noncontrolling interest	4.7	—	4.7	0.9	5.6
Consolidated Balance Sheet
Other long-term liabilities	70.2	9.3	79.5	0.1	79.6
Redeemable NCI	—	32.3	32.3	(0.2)	32.1
Retained Earnings	1,384.5	(19.7)	1,364.8	0.9	1,365.7
Noncontrolling Interest	44.3	(21.9)	22.4	(0.8)	21.6

Lawrence A. Hilsheimer

Greif, Inc.

May 4, 2016

•	Please provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N for each period impacted.

The Company considered both quantitative and qualitative factors when assessing the materiality of the errors from the perspective of what would be impactful to an investor. We quantitatively considered the errors in both whole dollars and as percentages of key line items in our financial statements. We also considered the qualitative factors in SAB Topics 1: M and 1: N in our materiality analysis.

The Company concluded that the errors in prior periods do not represent a material misstatement to any period presented in the view of an investor because of the following:

•	The errors in the consolidated statements of income for each period presented range from $0 to $900,000 as noted in the table on page 5 above. Those errors were quantitatively immaterial, individually and in the aggregate, and represent 1% or less of net income attributable to Greif in each of the relevant periods.

•	The net balance sheet errors in each period were less than 2% of total equity, less than 2% of retained earnings and less than 1% of total liabilities

•	There was no impact to EPS in any period presented

The entry booked to Q1 2016 opening balances to correct for those errors was as follows:

Dr. Noncontrolling interest	$21.6M
Dr. Retained Earnings (mark to redemption value)	$18.9M
Cr. Other long-term liabilities		$9.4M
Cr. Redeemable Noncontrolling interest		$32.1M

The Company concluded that the correction of the out-of-period error in the Q1 2016 Form 10-Q did not materially misstate the Q1 2016 results based on the following:

•	The $21.6M reclassification from noncontrolling interest to redeemable noncontrolling interest is not material to the Company’s overall equity. While it changed the classification to a mezzanine or temporary equity classification instead of permanent equity classification, the amount is still included in non-Greif equity and represents approximately 2% of the Company’s total equity.

•	The $9.4M reclassification from noncontrolling interest to other long-term liabilities, reflecting the amount of future cash payment owed by the Company for the repurchase of the mandatorily redeemable noncontrolling interests does not change total Greif equity, represents less than 1% of total liabilities and total long-term liabilities and does not require a near-term draw on the Company’s cash.

•	The $18.9M mark to redemption value charge to retained earnings was a reduction of total equity, but the amount represents less than 2% of both total equity and total Greif equity in the aggregate.

•	There was no impact to EPS as a result of the correction.

The Company also considered the criteria in SAB Topic 1: M and 1: N when concluding on the impact of the errors to current and prior period financial statements.

Lawrence A. Hilsheimer

Greif, Inc.

May 4, 2016

The key relevant factors and management’s responses are summarized as follows:

•	The misstatement was primarily a balance sheet presentation matter and had no significant impact on earnings, earnings per share, or cash flows of the Company. The amount was not highly subjective and can be precisely measured and calculated.

•	The misstatement did not mask a change in earnings or other trends.

•	The misstatement did not hide a failure to meet analysts’ consensus expectations for the Company’s business.

•	The misstatement did not change a loss into income or vice versa.

•	The misstatement did not impact any specific segment or portion of the Company’s business that has been identified as playing a significant role in operations or profitability.

•	The misstatement did not affect the Company’s compliance with regulatory requirements.

•	The misstatement did not impact the Company’s compliance with loan covenants or other contractual requirements.

•	The misstatement did not lead to an increase in management compensation or bonuses.

•	The misstatement did not involve unlawful transactions.

Based on all of the quantitative and qualitative factors, the Company has concluded that no prior period financial statements were materially misstated and that correcting the errors in the Q1 2016 Form 10-Q did not materially misstate the results of the first quarter 2016 or the annual 2016 results.

Lawrence A. Hilsheimer

Greif, Inc.

May 4, 2016

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact me at your convenience.

Very truly yours,

GREIF, INC.

By	/s/ Lawrence A. Hilsheimer
Lawrence A. Hilsheimer
Executive Vice President and Chief Financial Officer